UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 22, 2007

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**58-1445060**
(Commission File Number)	**(IRS Employer Identification No.)**
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	**(Zip Code)**

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   **Results of Operations and Financial Condition.**

On March 22, 2007, Morris Publishing Group, LLC issued a press release announcing its financial results for the three and twelve month periods ended December 31, 2006. A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.   **Financial Statements and Exhibits.**

(d) Exhibits:

Exhibit No.Description

99.1   **Press Release of Morris Publishing Group, LLC, dated March 22, 2007, reporting Morris Publishing Group's financial results for the three and twelve month periods ended December 31, 2006. (Incorporated by reference).**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:<u>**March 22, 2007**</u>   <u>**MORRIS PUBLISHING GROUP, LLC**</u>

By: /s/ Steve K. Stone

            Steve K. Stone
            Senior Vice President and Chief Financial Officer



Exhibit 99.1

Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

MORRIS PUBLISHING ANNOUNCES 2006 FOURTH-QUARTER AND YEAR-END RESULTS

AUGUSTA, Ga. (March 22, 2007)— Morris Publishing Group, LLC today reported fourth-quarter operating income of $23.6 million, down $3.3 million, or 12.4%, from $26.9 million for the same period in 2005. Net income for the quarter was $8.3 million, down $2.4 million from $10.7 million in the prior year.

Total operating revenue for the fourth quarter was $123.5 million, up $2.5 million, or 2.1%, from the same period in 2005. Total advertising revenue was $101.6 million, up $2.0 million, or 2.1%, with retail advertising revenue of $58.2 million, up 4.5%; classified advertising revenue of $36.8 million, down 1.5%; and national advertising revenue of $6.6 million, up 1.8%. Circulation revenue was $17.6 million, up slightly from 2005.

For the fourth quarter, total operating cost was $99.9 million, up $5.9 million, or 6.2%, from the same quarter in 2005, with labor and employee benefits cost of $44.8 million, up $2.1 million, or 5.0%; newsprint, ink and supplement cost of $15.4 million, up $1.9 million, or 13.7%; and other operating cost of $34.2 million, up $1.9 million, or 5.7%. Depreciation and amortization expense was $5.5 million, up slightly from the previous year.

Commenting on the results, William S. Morris IV, Morris Publishing Group’s chief executive officer and president, said, “While our fourth-quarter results were impacted by the weakness in Jacksonville’s classified category, total advertising revenue from all of the other publications we owned during the fourth quarter last year was up 3.5%, with strong gains in all categories. Our total online advertising revenue growth remained strong, up 46.5%.

"I am very pleased with our full-year 2006 results. Excluding the gain from the sale of the Savannah facility in 2005, our operating income was up $4.0 million, or 4.9%, with total operating revenue up 2.2% and total operating costs up 1.6%."

For the year, operating income for 2006 was $86.5 million, down $1.0 million, or 1.1%, from $87.5 million in the prior year. Net income was $30.3 million, down $1.0 million from $31.3 million in 2005.

Total operating revenue for 2006 was $475.2 million, up $10.1 million, or 2.2%, from $465.1 million last year. Total advertising revenue was $389.4 million, up $11.0 million, or 2.9%, while circulation revenue was $69.7 million, down $1.0 million, or 1.3%. Retail and classified advertising revenues were up 1.6% and 5.2%, respectively, while national advertising revenue was down 0.9%.

Total operating cost for 2006 was $388.6 million, up $11.0 million, or 2.9%, from $377.6 million in 2005, with labor and employee benefits cost of $176.2 million, down 0.4%; newsprint, ink and supplement cost of $59.9 million, up 7.1%; depreciation and amortization expense of $21.4 million, down 2.4%, and other operating cost of $131.1 million, up 6.7%.

Morris Publishing Group, LLC is a wholly owned subsidiary of Morris Communications Company, LLC, a privately held media company based in Augusta, Ga. Morris Publishing owns and operates 27 daily newspapers as well as nondaily newspapers, city magazines, and other free community publications in the Southeast, Midwest, Southwest and Alaska. For more information, visit our Web site, morris.com.

A conference call will be held Thursday, March 22, 2007, at 10:00 a.m. Eastern Time. In order to participate, please call 1-888-928-9177 ten (10) minutes prior to the scheduled start. The pass code and leader's name listed below will be required to join the conference call:

LEADER: **MR. STEVE STONE**
PASS CODE: **MORRIS PUBLI**

To access the Audio Replay of this call, all parties can:

       1. Go to the URL: **https://e-meetings.mci.com**
       2. Choose Audio Streaming under Join Events
       3. Enter the conference number and pass code.

PASS CODE: **MORRIS PUBLI**
CONFERENCE   **3739667**
NUMBER:

Replays of the conference call are available for 30 days after the live event at the URL link.

For further information, please contact:
Craig S. Mitchell
Senior Vice President of Finance
Morris Communications Company, LLC
706-823-3236

Fourth-quarter and twelve-month results follow:

Morris Publishing Group, LLC
Condensed Consolidated Statements of Income

(Dollars in thousands)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2006	2005	2006	2005
NET OPERATING REVENUES:				
Advertising	$ 101,569	$ 99,524	$ 389,345	$ 378,338
Circulation	17,578	17,541	69,691	70,615
Other	4,369	3,942	16,119	16,154
Total net operating revenues	123,516	121,007	475,155	465,107
OPERATING EXPENSES:				
Labor and employee benefits	44,837	42,722	176,163	176,832
Newsprint, ink and supplements	15,399	13,546	59,901	55,932
Other operating costs (excluding depreciation and amortization)	34,163	31,816	131,125	127,688
Depreciation and amortization expense	5,499	5,461	21,432	21,965
Total operating expenses-prior to pre-tax loss/(gain) on sale of fixed assets	99,898	93,545	388,621	382,417
Net pre-tax loss/(gain) on sale of fixed assets	28	525	(13)	(4,810)
Total operating expenses, net of pre-tax gains	99,926	94,070	388,608	377,607
Operating income	23,590	26,937	86,547	87,500
OTHER EXPENSES (INCOME):				
Interest expense, including amortization of debt issuance costs	9,499	9,205	37,059	35,662
Loss on extinguishment of debt	-	986	-	986
Interest income	(1)	(72)	(70)	(120)
Other, net	(262)	(113)	(381)	(94)
Total other expenses, net	9,236	10,006	36,608	36,434
INCOME BEFORE INCOME TAXES	14,354	16,931	49,939	51,066
PROVISION FOR INCOME TAXES	6,045	6,262	19,664	19,776
NET INCOME	$ 8,309	$ 10,669	$ 30,275	$ 31,290